June 29, 2017

Mary Ann Dobelbower

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:        Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. Dobelbower:

On June 15, 2017, Advisers Investment Trust (the “Trust”) filed a Preliminary Proxy Statement (the “Proxy”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “1934 Act”) and supplemental materials pursuant to Rule 14a-12 under the 1934 Act . On June 23, 2017, the Trust filed additional supplemental materials pursuant to Rule 14a-12. On June 27, 2017, you provided oral comments. The following is a summary of our understanding of your comments and responses from the Trust.

Shareholder Letter

1.        Comment: Please clarify that J O Hambro Capital Management Limited is the investment adviser to the JOHCM Funds.

Response: The letter has been revised to clarify that J O Hambro Capital Management Limited is the investment adviser to the JOHCM Funds.

2.        Comment: Please add the location of the shareholder meeting, including zip code.

Response: The location of the shareholder meeting has been added.

Proxy Statement

1.        Comment – Page 7. In the first paragraph, consider adding each fund’s expense ratio after waivers or reimbursements or provide a cross reference if mentioned elsewhere in the proxy statement.

Response: The requested disclosure has been added.

2.        Comment – Page 9. In the third paragraph, delete the last two sentences.

Response: The last two sentences have been deleted.

3.        Comment – Page 11. In the first paragraph under “Cost of Solicitation”, the disclosure states that the Trust is bearing the cost of the proxy solicitation. Please explain why proxy solicitation costs are a Trust expense.

Response: At a meeting of the Board of Trustees of the Trust held on June 15, 2017, the Trustees considered whether the Trust should bear the expense of the proxy solicitation. The Board determined that it was appropriate for the Trust rather than the adviser to bear the expense for the following reasons. First, the adviser received no compensation or other benefit from the transaction that resulted in the change in control. The adviser is a wholly-owned subsidiary of a publicly held company. The largest investor in the publicly held company sold substantially all of its shares in the secondary market. As a result, neither the adviser nor its parent received any benefit from the sale. Second, the transaction was not initiated by the adviser or its parent, nor did they receive advance notice of the transaction. Third, the requirement that an advisory agreement terminate upon assignment and that shareholders approve a new advisory agreement is a requirement under the Investment Company Act of 1940 (“1940 Act”). The Trust, not the adviser, is regulated by the 1940 Act. Because the adviser did not initiate the transaction that resulted in the termination of the advisory agreement and did not benefit from the transaction, and because the 1940 Act requires the Trust to take certain actions to continue to receive uninterrupted services from the adviser and sub-adviser, the Board concluded that it was appropriate for the Trust to bear the expense of the proxy solicitation.

Supplemental Materials

1.        Comment: In the first paragraph, the defined terms “JOHCM Funds” and “BTIM” are used, but not explained. Please disclose the meaning of those terms.

Response: Explanations of the defined terms have been added to the materials.

2.        Comment: Please explain the using of the word “guiding” in the second to last sentence of the first paragraph or use a different word.

Response: The second to last sentence of the first paragraph has been modified as follows: Westpac sold down its position in BTIM from 29% to 10%, ~~while also guiding on a plan~~ and is expected to sell its remaining shareholding in the future in alignment with its strategic business plan.

3.        Comment: In the second paragraph, explain that the shareholders also will be voting on a new sub-advisory agreement.

Response: The requested disclosure has been added.

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If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:    (w/ attachment)

Dina Tantra

Dana Gentile